UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company (issuer))

Ferrer Pharma Inc.

a wholly owned subsidiary of

Ferrer Therapeutics Inc.

a wholly owned subsidiary of

Grupo Ferrer Internacional, S.A.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

015384209

(CUSIP Number of Class of Securities)

Jorge Ramentol Massana

Grupo Ferrer Internacional, S.A.

Avenida Diagonal 549, 5th Floor

E-08029 Barcelona, Spain

(34) 936003-70

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Paul T. Schnell

Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,319,141.70	$5,067.14

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (a) the product of (i) the offer price per share of common stock, par value $0.0001 (the “Shares”), of Alexza Pharmaceuticals, Inc. (“Alexza”), of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest) and (ii) 21,832,648 outstanding Shares (adjusted for estimated option exercises and share issuances in respect of restricted stock units) less 2,366,935 Shares already held by the filer to (b) $32,800,000, the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information provided by Alexza as of May 21, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Ferrer Pharma Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price of $0.90 per Share, net to the holder in cash (less any required withholding taxes and without interest), plus one contractual contingent value right (a “CVR”) per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into in connection with the transaction, net to the holder in cash (less any applicable withholding taxes and without interest), at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated May 23, 2016 (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Ferrer Therapeutics Inc., a Delaware corporation (“FTI”), which is a wholly owned subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”). This Schedule TO is being filed on behalf of Ferrer, FTI and the Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of May 9, 2016, by and among Ferrer, the Purchaser and Alexza is annexed and filed with this Schedule TO as Exhibit (d)(1).

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Alexza Pharmaceuticals, Inc., a Delaware corporation. Its principal executive office is located at 2091 Stierlin Court, Mountain View, CA 94043, and its telephone number is (650) 944-7000.

(b) This Schedule TO relates to the Shares. According to Alexza, as of May 21, 2016, there were approximately 21,750,615 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded are set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) The filing companies of this Schedule TO are (i) Ferrer, (ii) FTI and (iii) the Purchaser. Ferrer’s principal executive office is located at Avenida Diagonal 549, 5th Floor, E-08029 Barcelona, Spain. FTI’s principal executive office is located at 122 East 42nd Street, Suite 518, New York, New York 10168. The Purchaser’s principal executive office is located at 780 Third Avenue, 35th Floor, New York, New York 10017. The telephone number for each of the filing companies is (+34) 936003-700. The information regarding Ferrer, FTI and the Purchaser set forth in Section 9 (“Certain Information Concerning Ferrer, FTI and the Purchaser”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 2 (“Acceptance for Payment and Payment for Shares”) and Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 5 (“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(b) The information set forth in Section 8 (“Certain Information Concerning Alexza”), Section 9 (“Certain Information Concerning Ferrer, FTI and the Purchaser”), Section 10 (“Background of the Offer and Merger; Past Contacts or Negotiations between Ferrer and Alexza”) and Section 11 (“Purpose of the Offer and Plans for Alexza) and Section 12 (“Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 10 (“Background of the Offer and the Merger; Past Contracts or Negotiations between Ferrer and Alexza”), Section 11 (“Purpose of the Offer and Plans for Alexza) and Section 12 (“Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 13 (“Source and Amount of Funds”) is incorporated herein by reference.

(b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 (“Certain Information Concerning Ferrer, FTI and the Purchaser”), Section 11 (“Purpose of the Offer and Plans for Alexza) and Section 12 (“Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 17 (“Fees and Expenses”) and Section 10 (“Background of the Offer and the Merger; Past Contacts or Negotiations between Ferrer and Alexza”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10 (“Background of the Offer; Past Contacts or Negotiations between Ferrer and Alexza”), Section 11 (“Purpose of the Offer and Plans for Alexza”) and Section 12 (“Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated May 23, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published May 23, 2016 in The New York Times

(a)(1)(G)	Form of Contingent Value Right Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Alexza and Ferrer, dated May 10, 2016 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(a)(5)(B)	Letter to the Company’s Employees from Thomas B. King (incorporated by reference to Exhibit (a)(5)(A) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016).

(a)(5)(C)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(D)	Class Action Complaint, dated May 19, 2016 (Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated May 9, 2016, by and among Ferrer, the Purchaser, and Alexza (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(d)(2)	Confidentiality Agreement by and between Alexza and Ferrer, dated May 9, 2016

(d)(3)	Letter of Intent, by and between Ferrer and Alexza, dated February 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Ferrer with the Securities and Exchange Commission on April 29, 2016.

(d)(4)	Collaboration, License and Supply Agreement between Alexza and Parent dated October 5, 2011 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(5)	Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated March 5, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(6)	Second Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated November 26, 2013 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with with Securities and Exchange Commission March 13, 2015).

(d)(7)	Third Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(8)	Fourth Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated June 16, 2015 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q filed by Alexza with the Securities and Exchange Commission on August 5, 2015).

(d)(9)	Stock Purchase Agreement between Alexza and Ferrer dated March 15, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2012).

(d)(10)	Stock Purchase Agreement between Alexza and Ferrer dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(11)	Amended and Restated Promissory Note issued by Alexza to Ferrer dated May 9, 2016 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q/A filed by Alexza with the Securities and Exchange Commission on May 10, 2016).

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016

FERRER PHARMA INC.

By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

FERRER THERAPEUTICS INC.
By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

GRUPO FERRER INTERNACIONAL, S.A.
By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 23, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published May 23, 2016 in The New York Times

(a)(1)(G)	Form of Contingent Value Right Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Alexza and Ferrer, dated May 10, 2016 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(a)(5)(B)	Letter to the Company’s Employees from Thomas B. King (incorporated by reference to Exhibit (a)(5)(A) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016).

(a)(5)(C)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(D)	Class Action Complaint, dated May 19, 2016 (Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated May 9, 2016, by and among Ferrer, the Purchaser, and Alexza (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(d)(2)	Confidentiality Agreement by and between Alexza and Ferrer, dated May 9, 2016

(d)(3)	Letter of Intent, by and between Ferrer and Alexza, dated February 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Ferrer with the Securities and Exchange Commission on April 29, 2016.

(d)(4)	Collaboration, License and Supply Agreement between Alexza and Parent dated October 5, 2011 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(5)	Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated March 5, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(6)	Second Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated November 26, 2013 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with with Securities and Exchange Commission March 13, 2015).

(d)(7)	Third Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(8)	Fourth Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated June 16, 2015 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q filed by Alexza with the Securities and Exchange Commission on August 5, 2015).

(d)(9)	Stock Purchase Agreement between Alexza and Ferrer dated March 15, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2012).

(d)(10)	Stock Purchase Agreement between Alexza and Ferrer dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(11)	Amended and Restated Promissory Note issued by Alexza to Ferrer dated May 9, 2016 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q/A filed by Alexza with the Securities and Exchange Commission on May 10, 2016).

(g)	Not applicable

(h)	Not applicable